Delisting Determination,The Nasdaq Stock Market, Inc.,August 18, 2006, IPIX Corporation.The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of IPIX Corporation (the Company), effective at the opening of the trading session on Monday, August 28, 2006.Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following Marketplace Rules: 4350(d)(2); 4350(c); 4310(c)(14);
4310(c)(14); 4450(b)(03).and 4300. The Company was notified of the Staff's determination on August 7, 2006. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on August 16, 2006.